FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2014 to November 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 12, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2014 to November 30, 2014 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 12, 2014]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of November 30, 2014
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 28, 2014)		40,000,000	28,000,000,000
(Period of repurchase: from November 13, 2014 to January 16, 2015)
Repurchases during this reporting month (Date of repurchase)	(Date)	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month		0	0
Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

	as of November 30, 2014
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	Nov 6	69	43,911

Subtotal	—	69	43,911

Other (exercise of stock acquisition rights)	(Date)
	Nov 4	1,027,500	3,392,500
	Nov 5	294,600	1,486,600
	Nov 6	246,600	1,192,600
	Nov 7	589,900	1,956,900
	Nov 10	419,400	1,365,400
	Nov 11	236,200	709,200
	Nov 12	94,800	2,407,800
	Nov 13	288,200	4,091,200
	Nov 14	42,100	9,727,100
	Nov 17	210,000	27,235,200
	Nov 18	52,000	15,933,000
	Nov 19	116,800	16,453,800
	Nov 20	68,100	13,138,100
	Nov 21	238,700	9,019,700
	Nov 25	30,800	5,609,800
	Nov 26	37,800	7,050,800
	Nov 27	253,600	13,846,600
	Nov 28	1,557,900	2,151,900

Subtotal	—	5,805,000	136,768,200

Total	—	5,805,069	136,812,111

3.	Status of shares held in treasury

As of November 30, 2014
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	173,372,825